Exhibit 99.11

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: + 33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total’s Corporate Venture acquires an interest in Elevance, a company developing an innovative technology to transform renewable oils into performance chemicals.
Paris, December 21, 2010 — Total announces it has acquired an interest in Elevance Renewables Sciences Inc., a Chicago-based company developing an innovative technology to convert renewable oils, such as vegetable oils, into low cost and high value, performance chemicals. This innovative process is based upon olefin metathesis, a Nobel Prize winning technology.
This investment is part of Total’s strategy for energy diversification, in particular by supporting the development of innovative start-ups through its Corporate Venture Activity.
Created in 2007, Elevance develops products that are aimed at serving numerous markets, including lubricants, fuels, personal care products, detergents and other specialty chemicals markets.
Elevance is already building its first facility in Indonesia, in joint venture with Wilmar international, in order to implement its technology at industrial scale.
Total’s investment in Elevance is part of a capital increase in which other investors have also participated and that will further support the ongoing development of the company, in particular to build additional facilities. Total will have a seat on Elevance’s Board of Directors.
Total and Corporate Venture
Total Energy Ventures investments supports the development of companies with innovative technologies and business models in areas such as alternative and renewable energies, efficient use of energy and natural resources, waste management and greenhouse gas reduction, etc. that will help meet the challenges of energy diversification. The investments primarily consist of acquiring minority interests in selected companies during capital increases to help finance their development.
*******
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com